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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

MDI Entertainment, Inc.
(Name of Subject Company (Issuer))

Blue Suede Acquisition Corp.,
a wholly-owned subsidiary of Scientific Games International, Inc.
and
 Scientific Games International, Inc.
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

552685109
(CUSIP Number of Class of Securities)

Martin E. Schloss, Esq.
Vice President, General Counsel
Scientific Games International, Inc.
750 Lexington Avenue
New York, New York 10022
(212) 754-2233
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:

M. Timothy Elder, Esq.
Smith, Gambrell & Russell, LLP
Promenade II, Suite 3100
Atlanta GA 30309-3592
(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable	Amount of Filing Fee: Not Applicable

☐    Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Filing Party: Date Filed:

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party offer subject to Rule 14d-1
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transactions subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reposting the results of the tender offer: ☐

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